Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Harmon Industries, Inc.
Commission File No. 000-07916

Contact: Susan K. Breon                     Bjorn E. Olsson , or
         GE Transportation Systems          Stephen L. Schmitz
         814/875-3457                       816/229-3345
         susan.breon@trans.ge.com           sschmitz@harmonind.com
         ------------------------

General Electric Company to Acquire Harmon Industries, Inc.

July 17, 2000 -- Erie, PA and Kansas City, MO -- General Electric Company and Harmon Industries, Inc. announced today that they have reached a definitive agreement for GE to acquire 100% of the stock of Harmon for $30 per share, payable in GE stock. The stock exchange is expected to be tax free to Harmon shareholders. The total value of the transaction including the assumption of debt is approximately $425 million. Harmon is a leading supplier of signal, inspection, train control and communications products, systems and services to freight and transit railroads, with sales of $304 million in 1999.

Upon completion of the transaction, Harmon will become part of GE Harris Railway Electronics, a joint venture between GE Transportation Systems (GETS) and Harris Corporation. John Krenicki, president & chief executive officer of GE Transportation Systems, said of the potential transaction, "Harmon has a wide range of railroad and transit signaling, wayside and control products and systems which greatly complement the GE-Harris product line and expands GE's railroad signaling and communications offerings in the passenger and freight railroad industry. The combined company will offer tremendous technology and increased opportunities for productivity, service improvements and asset utilization for our customers around the world."

Bjorn Olsson, president and chief executive officer of Harmon said that the transaction will facilitate the achievement of Harmon's long-term goals and was unanimously approved by its board of directors. "Our people, technological innovation, customer service and product quality made us a valuable partner for GE. I think all employees of Harmon can take great pride in the fact that we are joining forces with one of the best recognized corporations in the world."

GETS, headquartered in Erie, PA, is one of the major business units of GE (NYSE symbol GE). It is a global supplier of surface transportation products and services including freight and passenger locomotives and maintenance service, global railroad services such as remote monitoring and diagnostics, railway control and communications systems, propulsion and auxiliary power systems for transit vehicles and motorized drive systems for mining trucks. It employs approximately 6700 employees worldwide and has sales in excess of $2 billion.

Harmon Industries, Inc., headquartered in Blue Springs, Mo., is a technology leader focusing primarily on providing solutions to the worldwide rail transportation industry in the areas of

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electronic signaling and train control. The company is traded in the over-the-counter market and is quoted on NASDAQ National Market System under the symbol HRMN. It has approximately 2000 employees at more than 20 locations in North America, United Kingdom and Italy.

Pending regulatory and shareholder approvals and other customary conditions, the transaction is expected to be completed during the third quarter of 2000.


We urge the Harmon shareholders to read the registration statement or form S-4 and schedule T.O. and the preliminary prospectus, supplements, final prospectus and other exchange offer documents, which will be filed by General Electric with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Harmon with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Harmon at no expense to them. When documents are filed with the SEC, they will be available at no charge at the SEC's website at www.sec.gov. Documents are available from the contact persons above without cost. Reference is made to the forward-looking statement contained in the 10K of Harmon Industries, Inc. for the prior period ending Dec. 31, 1999.


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Video Announcement
Introduction Script:


Good morning. In just a moment I will share a video with you that Bjorn Olsson, our president and C.E.O. has provided for this meeting. He asked that I pass on his regrets at not being able to be with us in person, but given the number of people and locations in Harmon's operations, he simply couldn't be everywhere at once.

Meetings like this one are going on at all of Harmon's locations right now. While most of what is to be presented is contained in Bjorn's remarks, I will be available for questions and discussion at the end of the tape.

Thank you for your cooperation this morning.


Closing remarks:

Let me reiterate the basic elements of this deal. GE has agreed to acquire Harmon Industries, payable to Harmon shareholders in GE stock at $30 per share. This transaction should be tax-free to Harmon shareholders. After completion of the deal, Harmon will be part of GE Harris Railway.

While the surprise of this announcement will generate numerous questions, it is important that I reiterate that at this point, answers simply aren't available, and in many cases, our ability to discuss this deal is limited by federal securities regulations. Harmon's executive team, working with the leadership of GE, will now begin the process of addressing the operation of the new company. The impact this will have on Harmon facilities and employees is not known at this time. But it is appropriate to note that the single most important asset that Harmon has to offer is the quality and commitment of our employees. Our hope is that we will be in a position to share additional information with all Harmon employees soon and that the questions we know are on your mind can begin to be resolved.

While I do not have any expanded information or insights to offer, I will be happy to at least record any questions you may have so that they can be addressed at the appropriate time.



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Final Video Tape Script
For Employee Information
July 14, 2000

Good morning. I am here with John Krenicki, who is the President and Chief Executive Officer of GE Transportation Systems.

We are here to tell you that last night your Board of Directors approved an agreement for Harmon to be acquired by GE in a stock transaction valued at $30 per share. I want you to know that management supports this action and the team, including me, looks forward to being part of the new organization.

As we have talked so many times, there are a lot of changes taking place in our market place. We have seen our Class I customer base shrink from 16 to 5 over the past four years, and there are those who believe that we are eventually going to end up with two Class I railroads in this country. As shown in the past consolidations, I am convinced that the railroads will be looking for long-term relationships with their suppliers. And I think that they will be looking for those who can provide the best and most complete service, but they also will be very anxious to make sure that the partner they choose has the capability to live with them forever.

At the same time we see tremendous growth in our transit business, driven by a substantial increase in funding from the Federal government.

Parallel to this, the privatization going on in Europe is leading to an overall trend of established customers looking for new technology and new suppliers. And as you know, over the past few years we have positioned ourselves to benefit from these opportunities.

As a consequence of this market situation, we are now seeing a lot of change taking place, creating global supply organizations.

Internally, our organization has been very successful in developing new technologies for both freight and transit. But we are quickly approaching constraints to resources that make it very difficult to maintain all that we have, plus further develop what we are doing, and then take advantage of all the opportunities in the world market that our efforts are creating.

You have heard me say many times that there will come a day when we may become part of a bigger organization as a consequence of the change in the marketplace that I just described.

That day is here now, and thanks to all of you that have made Harmon the best signal supplier in the world, I think we are ending up with the best possible partner for our company's, and your personal future.

As you know, GE has been, and is one of our biggest and most valued customers. They are not only a customer, but also a valued partner in developing onboard control functions and future train control systems.


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While the operational details of the acquisition have not been worked out, I would like to emphasize that the qualities that made our company attractive to GE in the first place -- our people, technical innovation, customer service and product quality, will continue in the new organization. And I think we all should take a lot of pride in the fact that the world's most successful corporation is joining forces with us.

I understand that there will be a lot of uncertainty until we can come back to you with a final organization, and describe how we are going to work together in the future. We will keep you updated as quickly as possible. What I do know is that our commitments and obligations to our customers are not impacted by this action. And the best and only thing we can do is to focus on our customers and make sure we don't allow ourselves to be distracted.

I will now hand over to John.

John Krenicki

Let me take just few moments to expand on what Bjorn has said and also tell you why I think this new organization will be a pre-eminent player in the signaling & communications industry.

For some time, our organizations have been on complimentary paths in providing communications-based train control systems. You may know that even prior to this announcement, we have been collaborating on an onboard control platform that would integrate your cab signal product with our train control systems. Harmon brings great strength in vital wayside control systems and domain knowledge. GE brings financial strength and performance, and GE Harris brings software and systems development of new technology. This combination brings the railroads potentially unparalleled new levels of safety, reliability and asset utilization. Our vision for this enterprise is to become an invaluable partner in providing train management systems to the rail and transit industries throughout the world.

As Bjorn has said, bringing our two organizations together and creating an endeavor of this strength and magnitude will require everyone's energy and commitment to success. In the long run we will be truly positioned as a leader in the industry both today and for years to come. I hope you will join Bjorn and me in our enthusiasm for this new venture and the opportunities it can bring not only to our customers and shareholders but to our employees as well.

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